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Bruce K. Dallas
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

April 13, 2017

Re:	Comcast Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Form 8-K Filed January 26, 2017 File No. 001-32871

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn: Joshua Shainess, Attorney-Adviser

Dear Mr. Shainess:

Comcast Corporation (the “Company”) received the Staff’s comment letter dated April 3, 2017, relating to the above referenced Form 10-K and Form 8-K. The comment letter requests a response within ten business days, or April 17, 2017. The Company respectfully requests a ten business day extension of time in which to respond and anticipates submitting its response on or before May 1, 2017.

As discussed on our April 12th call, the Company acknowledges the Staff’s comment No. 4 to change the title of its non-GAAP financial measure “Operating Cash Flow” in its next earnings release. Comcast is considering potential changes to its earnings release in response to this comment. Comcast anticipates issuing its earnings release on April 27, 2017. We note that the Company and its predecessor have used the same terminology for 30 years1 and does not recall any investor or analyst raising questions or indicating any confusion that the term refers to cash flows from operating activities as set forth in the statement of cash flows. In fact, the Company explicitly reconciles “Operating Cash Flow” first to “Operating Income” from its consolidated statement of income, which it views as the most comparable GAAP financial measure, but also to “Net cash provided by operating activities” from its consolidated statement of cash flows.

1 See, e.g., the annual report of the Company’s predecessor, Comcast Holdings Corporation (f/k/a Comcast Corporation), for the year ended December 31, 1994, (SEC File No. 000-06983 and available at https://www.sec.gov/Archives/edgar/data/22301/0000950159-95-000013.txt).

Securities and Exchange Commission	2	April 13, 2017

The earnings release process involves input from the Company’s senior management, its Audit Committee, its investor relations team, its internal and external legal teams and its registered independent public accountants. We believe it will be impractical for the Company to receive meaningful input from the various constituencies whose views need to be considered prior to when it issues its first quarter earnings release. Furthermore, if the Company makes any change in the first quarter earnings release, we believe it could confuse investors for the Company to then reconsider and use a different term in subsequent earnings releases.

Accordingly, we respectfully request that the Staff permit the Company to continue to use the term “Operating Cash Flow,” as it has for the past many years, in its first quarter earnings release and in its 2017 proxy statement, which it anticipates filing on April 28, 2017, while it discusses internally and with the Staff potential changes to its disclosure.

Respectfully yours,

/s/ Bruce K. Dallas
Bruce K. Dallas

cc:	Michael J. Cavanagh
Senior Executive Vice President and Chief Financial Officer
Arthur R. Block
Executive Vice President, General Counsel and Secretary
Daniel C. Murdock
Senior Vice President and Chief Accounting Officer